

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2018

Christopher Pizzi
SVP & Chief Financial Officer
Cross Country Healthcare Inc.
5201 Congress Avenue, Suite 100B
Boca Raton, Florida 33487

> **Re: Cross Country Healthcare Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 2, 2018**
> **Form 10-Q for the Quarter Ended June 30, 2018**
> **Filed August 2, 2018**
> **File No. 000-33169**

Dear Mr. Pizzi:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Consolidated Financial Statements
3. Revenue Recognition, page 7

1. You disclose on page 12 of your Form 10-K that your contracts with customers may include guarantees to fill a percentage of open positions. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and ASC 606-10-50-20.

2. Please provide us with your analysis regarding how you determined that you act as an agent in your MSP arrangements where subcontracted professionals are used. In

      particular, please address how you determined that you do not control the services before they are transferred to the customer. Please refer to ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Telecommunications